

December 14, 2010

David W. Grzebinski
Executive Vice President and Chief Financial Officer
Kirby Corporation
55 Waugh Drive, Suite 1000
Houston, TX 77007

> **Re:** **Kirby Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-07615**

Dear Mr. Grzebinski:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Max A. Webb
Assistant Director